UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 85708 / April 23, 2019

Admin. Proc. File No. 3-18461

In the Matter of

UNIVERSAL BIOENERGY, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Universal Bioenergy, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Universal Bioenergy, Inc.[2] The order contained in that decision is hereby declared final. The initial decision ordered that, under Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Universal Bioenergy, Inc., is hereby revoked. The revocation is effective as of April 24, 2019.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Vanessa A. Countryman
Acting Secretary

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[1] 17 C.F.R. § 201.360(d).

[2] *Universal Bioenergy, Inc.,* Initial Decision Release No. 1331 (Dec. 12, 2018), 2018 WL 6567773. The Central Index Key number for Universal Bioenergy, Inc., is: 1320729.

Initial Decision Release No. 1331
Administrative Proceeding
File No. 3-18461

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of

Universal Bioenergy, Inc.

Initial Decision
December 12, 2018

Appearances: Harry B. Roback and Lucy T. Graetz for the Division of Enforcement, Securities and Exchange Commission

Solomon RC Ali, Chief Executive Officer of Universal Bioenergy, Inc., for Respondent

Before: James E. Grimes, Administrative Law Judge

Introduction

The Securities and Exchange Commission initiated this proceeding in April 2018, when it issued an order instituting administrative proceedings (OIP) under Section 12(j) of the Securities Exchange Act of 1934.[1] The OIP alleges that Universal Bioenergy, Inc., has a class of securities registered with the Commission under Exchange Act Section 12(g).[2] The OIP further alleges that Universal Bioenergy has not filed a periodic report since it filed a Form 10-Q for the period ended March 31, 2014, and that it failed to disclose via Form 8-K the resignation of a senior officer and director.[3] Based on these factual allegations, the OIP alleges that Universal Bioenergy is delinquent in

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1 OIP at 1; *see* 15 U.S.C. § 78*l*(j).

2 OIP at 1; *see* 15 U.S.C. § 78*l*(g).

3 OIP at 1–2.

meeting its periodic reporting obligations and obligations to disclose certain reportable events and has thus violated Exchange Act Section 13(a) and Exchange Act Rules 13a-1, 13a-11, and 13a-13, which require public corporations to file annual and quarterly reports with the Commission and disclose certain reportable events.[4] For the reasons below, I revoke the registrations of Universal Bioenergy's securities.

Procedural History

A different administrative law judge originally presided over this proceeding. But following the Supreme Court's decision in *Lucia v. SEC*,[5] the proceeding was stayed, and the matter was then reassigned to me to provide Universal Bioenergy with the opportunity for a new hearing.[6] Universal Bioenergy was directed to propose how further proceedings should be conducted.[7]

In a joint proposal filed on October 3, 2018, the parties stipulated that Universal Bioenergy was properly served with the OIP and the company had filed an answer. The parties also outlined their dispute about the adequacy of the Division's disclosure of its investigative file.[8] And they agreed that I should set a briefing schedule, allowing the Division to move for summary disposition.

I held a telephonic prehearing conference on October 16, 2018, attended by the Division and Solomon RC Ali, acting Chief Executive Officer of Universal Bioenergy.[9] During the prehearing conference, I asked Mr. Ali to clarify several equivocal responses in Universal Bioenergy's answer

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[4]   OIP at 1–2; *see* 15 U.S.C. § 78m(a); 17 C.F.R. §§ 240.13a-1, .13a-11, .13a-13.

[5]   138 S. Ct. 2044 (2018); *see Pending Admin. Proc.*, Securities Act of 1933 Release No. 10536, 2018 SEC LEXIS 2058, at *2–3 (Aug. 22, 2018).

[6]   *Pending Admin. Proc.*, Admin. Proc. Rulings Release No. 5955, 2018 SEC LEXIS 2264, at *2–3 (ALJ Sept. 12, 2018).

[7]   *Universal Bioenergy, Inc.*, Admin. Proc. Rulings Release No. 5971, 2018 SEC LEXIS 2292, at *1 (ALJ Sept. 13, 2018).

[8]   *See* 17 C.F.R. § 201.230.

[9]   *Universal Bioenergy, Inc.*, Admin. Proc. Rulings Release No. 6203, 2018 SEC LEXIS 2865, at *1 (ALJ Oct. 17, 2018).

submitted on May 24, 2018.[10] Based on his responses, Universal Bioenergy's answer to the OIP was amended, as Ali admitted that the company had neither filed an annual report since October 15, 2013, nor a quarterly report for any fiscal period after the quarter ending March 31, 2014.[11]

As the parties requested, I set a schedule for filing motions for summary disposition.[12] The Division filed a motion for summary disposition, supported by a declaration with seven exhibits.[13] Universal Bioenergy did not file an opposition or cross motion for summary disposition. In conducting this proceeding and considering the Division's motion, I gave no weight to the opinions, orders, or rulings issued by the prior administrative law judge.[14]

Findings of Fact

The findings and conclusions in this initial decision are based on the record and on facts officially noticed under Commission Rule of Practice 323, 17 C.F.R. § 201.323, including Universal Bioenergy's filing history as reflected in the Commission's EDGAR database and records maintained by the Nevada Secretary of State.[15] I have deemed true those allegations in the

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[10]   Prehr'g Tr. 5–6.

[11]   *Universal Bioenergy, Inc.*, 2018 SEC LEXIS 2865, at *1; *see* Prehr'g Tr. 5–6. Universal Bioenergy's answer, as amended, is cited as "Am. Ans." Ali said during the conference that he lacked sufficient information to respond to the allegation that Universal Bioenergy failed to timely file current reports on Form 8-K disclosing certain reportable events, including, but not limited to, the resignation of Vince Guest, a former senior officer and director. Prehr'g Tr. 6.

[12]   *Universal Bioenergy, Inc.*, 2018 SEC LEXIS 2865, at *2.

[13]   The exhibits to the Declaration of Lucy T. Graetz in Support of Division of Enforcement's Motion for Summary Disposition are cited as "Div. Ex. __."

[14]   *Pending Admin. Proc.*, 2018 SEC LEXIS 2058, at *4.

[15]   *See Helpeo, Inc.*, Exchange Act Release No. 82551, 2018 WL 487320, at *4 nn.37–38 (Jan. 19, 2018) (taking official notice under Rule 323 of EDGAR filings and of records maintained by the Nevada Secretary of State).

OIP that Universal Bioenergy did not deny.[16] In making the findings below, I have applied preponderance of the evidence as the standard of proof.[17]

Universal Bioenergy, Central Index Key No. 1320729, is a revoked Nevada corporation based in Irvine, California.[18] Universal Bioenergy registered its securities with the Commission under Exchange Act Section 12(g) in October 2013.[19] On the day it registered, Universal Bioenergy also filed a Form 10-K, which described Guest as its "Chief Executive Officer, Director, Principle Financial Officer," and Ali as "Senior Vice President, Director."[20] By registering under Section 12, Universal Bioenergy incurred the obligation to file periodic and current reports with the Commission.[21]

As Universal Bioenergy concedes, it has not filed a periodic report since it filed a Form 10-Q for the period ended March 31, 2014.[22] Including a delinquent Form 10-K for the year ended June 30, 2018, and a delinquent Form 10-Q for the quarter ended September 30, 2018, which were due after the Commission initiated this proceeding,[23] Universal Bioenergy has failed to

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[16] *See* 17 C.F.R. § 201.220(c) ("Any allegation not denied shall be deemed admitted.").

[17] *See Vladislav Steven Zubkis*, Exchange Act Release No. 52876, 2005 WL 3299148, at *5 n.37 (Dec. 2, 2005).

[18] Am. Ans. ¶ II.1; *see* Div. Ex. 2. Although the OIP alleges that Universal Bioenergy is "currently or formerly a Nevada corporation," OIP at 1, the Nevada Secretary of State's website shows that it is a revoked corporation, *see* https://www.nvsos.gov/sos (search by "Entity Name" for "Universal Bioenergy, Inc.").

[19] Am. Ans. ¶ II.1; *see* Universal Bioenergy, Inc., Registration of Certain Classes of Securities (Form 8-A) (Oct. 15, 2013).

[20] Universal Bioenergy, Inc., Annual Report at 36 (Form 10-K) (Oct. 15, 2013).

[21] 15 U.S.C. § 78m(a); *see Accredited Bus. Consolidators Corp.*, Exchange Act Release No. 75840, 2015 WL 5172970, at *2 (Sept. 4, 2015).

[22] Am. Ans. ¶¶ II.2.i, .ii; Prehr'g Tr. 5–6.

[23] The time allowed for filing periodic reports varies based on the status of the filer, but in all cases Forms 10-K are due no later than ninety days after the end of the fiscal period. *See* 17 C.F.R. §§ 240.13a-1, 249.310(b). Similarly, Forms 10-Q are due no later than forty-five days after the end of the fiscal period. *See* 17 C.F.R. §§ 240.13a-13(a), 249.308a(a). Violations that postdate

(continued…)

file five annual Forms 10-K and thirteen quarterly Forms 10-Q. The last quarterly report that Universal Bioenergy filed stated:

> The Company has accumulated losses totaling $22,698,833 from its inception to March 31, 2014. Furthermore, the Company has consistently had to raise debt and equity capital to fund cash used in operations.
>
> These factors raise doubt about the ability of the Company to continue as a going concern if the Company does not continue to raise sufficient amounts of capital. . . .
>
> Our ability to implement our growth plans will depend primarily on our ability to obtain additional private or public equity or debt financing. We are currently seeking additional capital from our current investors and creditors to achieve our goals and objectives. However, such financing from these investors and creditors may not be available at all, or we may be unable to locate and secure additional capital on terms and conditions that are acceptable to us. Our failure to obtain additional capital may have a material adverse effect on our business.[24]

In May 2015, Universal Bioenergy filed a Form 8-K in which it announced that Ali and Guest and had been reappointed as members of its board.[25] It also announced the appointment of a number of other officers.[26] Guest signed this filing as CEO.

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an OIP may be considered when determining a suitable sanction. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *6 n.27 (Jan. 21, 2009).

[24] Universal Bioenergy, Inc., Quarterly Report at 14 (Form 10-Q) (May 28, 2014). Guest signed this report as President, CEO, Principle Financial Officer, and Accounting Officer and Director. *Id*. at 26.

[25] Universal Bioenergy, Inc., Current Report, Item 5.02 (Form 8-K) (May 18, 2015).

[26] *Id*.

In December 2015, Guest resigned from all positions he held with Universal Bioenergy.[27] Review of the Commission's EDGAR database shows that Universal Bioenergy has never filed a Form 8-K announcing Guest's resignation.[28]

In July 2015, the Commission's Division of Corporation Finance sent Universal Bioenergy a delinquency letter concerning its failure to meet its periodic reporting obligations.[29]

As of October 16, 2018, Universal Bioenergy was listed on OTC Link operated by OTC Market Groups Inc. and had five market makers.[30] OTC Markets currently warns that Universal Bioenergy is delinquent in its reporting obligations.[31]

Conclusions of Law

Rule of Practice 250(b) governs motions for summary disposition in proceedings brought under Section 12(j).[32] Under Rule 250(b), an administrative law judge may grant a motion for summary disposition if "there is no genuine issue with regard to any material fact" and the party making the motion "is entitled to a summary disposition as a matter of law."[33] "[S]ummary disposition is appropriate in proceedings" brought under "Exchange Act Section 12(j), where the issuer has not disputed the facts that constitute the violation."[34] Universal Bioenergy concedes that it failed to timely file any periodic reports since it filed its Form 10-Q for the period

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[27] Div. Ex. 3.

[28] *See* Div. Ex. 2

[29] Div. Ex. 5.

[30] Div. Ex. 4.

[31] OTC Mkts. Grp., *UBRG: Universal Bioenergy, Inc.*, OTCMarkets, https://www.otcmarkets.com/stock/UBRG/quote (last visited Nov. 29, 2018).

[32] *See* 17 C.F.R. § 201.250(b).

[33] *Id.*

[34] *Citizens Capital Corp.*, Exchange Act Release No. 67313, 2012 WL 2499350, at *8 (June 29, 2012); *see Absolute Potential, Inc.*, Exchange Act Release No. 71866, 2014 WL 1338256, at *5 (Apr. 4, 2014).

ended March 31, 2014.[35] Additionally, the company has not disputed the Division's showing that Guest, an officer and director, resigned. And it cannot dispute that it did not thereafter file a timely Form 8-K.[36] Summary disposition is thus appropriate.

Under Exchange Act Section 13(a), the issuer of any security registered with the Commission under Section 12 of the Exchange Act must file certain reports with the Commission.[37] Rules 13a-1 and 13a-13 require issuers to file annual and quarterly reports, respectively.[38] And Rule 13a-11 requires issuers to disclose certain reportable events, such as the resignation of senior officers and directors.[39] These requirements serve to "'protect[] . . . investors and . . . insure fair dealing' in the company's securities."[40] Compliance with the reporting requirements is mandatory.[41] Scienter is not required to establish a violation.[42]

Because Universal Bioenergy is an issuer of securities registered with the Commission under Section 12, it was required to file annual and quarterly with the Commission.[43] But it failed to file required periodic reports over more than four years.[44]

As the issuer of a security registered with the Commission under Section 12, Universal Bioenergy was also required to file notice on Form 8-K

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[35] Am. Ans. ¶¶ II.2.i, .ii; Prehr'g Tr. 5-6.

[36] *See* Div. Ex. 5; *see also* Am. Ans. ¶ II.2.iii (stating that Universal Bioenergy lacked sufficient information to respond to the allegation).

[37] 15 U.S.C. § 78m(a).

[38] 17 C.F.R. §§ 240.13a-1, .13a-13(a).

[39] 17 C.F.R. § 240.13a-11(a).

[40] *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *10 (Nov. 4, 2013) (quoting 15 U.S.C. § 78m(a)).

[41] *Am.'s Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 WL 858747, at *4 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 WL 1624611 (June 6, 2007).

[42] *China-Biotics, Inc.*, 2013 WL 5883342, at *10 n.60.

[43] 15 U.S.C. § 78m(a); 17 C.F.R. §§ 240.13a-1, .13a-13(a).

[44] Am. Ans. ¶¶ II.2.i, .ii.

following the resignation of its principal executive officer, president, principal financial officer, principal accounting officer, principal operating officer, or any member of its board.[45] Guest occupied these positions, yet Universal Bioenergy never filed a Form 8-K announcing his resignation.[46]

As a result of the above, Universal Bioenergy failed to comply with Section 13(a) and Rules 13a-1, 13a-11, and 13a-13.

The Commission may, "as it deems necessary or appropriate for the protection of investors," revoke or suspend for up to twelve months the registration of a security if it finds that the issuer of the "security has failed to comply with *any* provision of" the Exchange Act or rules thereunder.[47] Given Universal Bioenergy's four-year failure to comply with its periodic filing obligations under the Act, and its failure to report the resignation of Guest, the registration of the company's securities is subject to suspension or revocation.[48]

Sanctions

The Commission considers a number of factors when it determines the appropriate sanction in proceedings under Exchange Act Section 12(j) involving violations of Exchange Act Section 13(a) and Rules 13a-1, 13a-11, and 13a-13. These factors include "the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations."[49] This list of *Gateway* factors "is non-exclusive and no single factor is dispositive."[50]

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[45]   17 C.F.R. §§ 240.13a-11(a), 249.308; Form 8-K, Item 5.02(a), (b); Form 8-K, Item 5.02(a), (b), *current version available at* https://www.sec.gov/about/forms/form8-k.pdf (Sept. 2017).

[46]   *See* Div. Exs. 2, 3.

[47]   15 U.S.C. § 78*l*(j) (emphasis added); *see Advanced Life Scis. Holdings, Inc.*, Securities Act Release No. 81253, 2017 WL 3214455, at *2 (July 28, 2017).

[48]   *See Advanced Life*, 2017 WL 3214455, at *3.

[49]   *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at *4 (May 31, 2006).

[50]   *China-Biotics*, 2013 WL 5883342, at *12.

A. Consideration of the *Gateway* factors supports revocation.

1. Universal Bioenergy's failures are serious. The requirement that issuers file periodic reports is "a central provision of the Exchange Act."[51] The periodic reporting requirements exist "to supply the investing public with current, accurate financial information about an issuer so that investors may make informed decisions."[52] Indeed, periodic reports are among "the primary sources of information available to guide the decisions of the investing public."[53] And current reports fill the gaps by requiring "more prompt disclosure by companies of significant events" to "reduce the opportunities for deception and manipulation that stem from delayed disclosure."[54] Without current reports, "the market [would be] unable to assimilate . . . undisclosed information into the value of a company's securities" until a company's next periodic report issues.[55]

When an issuer fails to meet its reporting obligations, it "depriv[es] both existing and prospective holders of its registered stock of the ability to make informed investment decisions based on current and reliable information" about the issuer.[56] An issuer's "recurrent failure" to meet its reporting obligations is thus "so serious that only a strongly compelling showing with

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[51] *Advanced Life*, 2017 WL 3214455, at *3 (quoting *Accredited Bus.*, 2015 WL 5172970, at *2).

[52] *Am. Stellar Energy*, 2011 WL 2783483, at *5.

[53] *United States v. Arthur Young & Co.*, 465 U.S. 805, 810 (1984); *see Am.'s Sports Voice*, 2007 WL 858747, at *4 n.17 ("The reporting requirements are 'the primary tool[s] . . . for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities.'" (alteration in original) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977))).

[54] Additional Form 8-K Disclosure Requirements and Acceleration of Filing Date, 67 Fed. Reg. 42,914, 42,915 (June 25, 2002).

[55] Additional Form 8-K Disclosure Requirements and Acceleration of Filing Date, 69 Fed. Reg. 15,594, 15,594–95 (Mar. 25, 2004).

[56] *Advanced Life*, 2017 WL 3214455, at *3 (quoting *Accredited Bus.*, 2015 WL 5172970, at *2).

respect to the other [*Gateway*] factors . . . would justify a lesser sanction than revocation."[57]

Universal Bioenergy has not filed a required periodic report in over four years, a period encompassing eighteen consecutive reports.[58] Universal Bioenergy's ongoing failure to fulfill its reporting obligation has deprived the investing public of important information to which it is entitled. Universal Bioenergy's silence followed a Form 10-Q reporting financial problems and difficulties accessing additional capital.[59] Moreover, Universal Bioenergy failed to disclose the resignation of a senior officer and director.[60] Both current and potential investors have been left for an extended period ignorant of Universal Bioenergy's financial status and management. Given the foregoing, Universal Bioenergy's violations are serious.[61]

2. From May 2014 to the present, Universal Bioenergy has not filed any of the eighteen quarterly and annual reports it was required to file and failed to report the resignation of at least one senior officer and director. Universal Bioenergy's delinquencies were thus recurrent and were not isolated.[62]

3. Universal Bioenergy's failure to file its reports reflects a "high degree of culpability."[63] Universal Bioenergy knew that it was required to file

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[57]   *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 WL 2167956, at *8 (May 23, 2008).

[58]   *See* Am. Ans. ¶¶ II.2.i, .ii.

[59]   *See* Universal Bioenergy, Inc., Quarterly Report at 14 (Form 10-Q) (May 28, 2014).

[60]   *See* Div. Exs. 2, 3.

[61]   *Cf. Accredited*, 2015 WL 5172970, at *2 (holding that not filing "any periodic reports for over two years" were serious violations); *China-Biotics*, 2013 WL 5883342, at *10 (finding a respondent's "violations were serious," where it failed to "file a single periodic report for more than a year and a half"); *Impax Labs.*, 2008 WL 2167956, at *7-8 (holding that the failure to file eight reports pre-OIP and six reports post-OIP was serious).

[62]   *See Accredited*, 2015 WL 5172970, at *2 (no reports for two years was deemed recurrent); *Impax Labs.*, 2008 WL 2167956, at *7 (eight missing reports during the time period covered by the OIP); *Gateway*, 2006 WL 1506286, at *5 (seven missing reports).

[63]   *Absolute Potential*, 2014 WL 1338256, at *4.

periodic reports; the Commission's EDGAR database reflects that after it first registered its securities, Universal Bioenergy filed periodic reports.[64] Furthermore, in September 2014, the company filed a Form 12b-25 stating it would not timely file a form 10-K, and the company filed another 12b-25 in November 2014 stating it would not timely file a Form 10-Q.[65] And the company filed at least one current report disclosing the election of new directors and appointment of new officers, including Guest.[66]

Universal Bioenergy nonetheless failed to file any required periodic reports for over four years and failed to disclose Guest's departure in a current report.[67] It also largely failed to comply with the mandatory requirement to file a Form 12b-25 seeking an extension and "disclos[ing] . . . its inability to" timely file periodic reports when it was unable to file a Form 10-Q or 10-K after November 2014.[68] These failures reflect a lack of concern for the investing public and demonstrate Universal Bioenergy's culpability.[69]

4. Universal Bioenergy has not taken effective steps to remedy its past violations. When the Commission instituted this proceeding, Universal Bioenergy had fifteen outstanding reports. As of the date of this initial decision, the number of outstanding reports has grown to eighteen.[70]

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[64] *See* Div. Ex. 2.

[65] Div. Ex. 7.

[66] Div. Ex. 6.

[67] Am. Ans. ¶¶ II.2.i, ii.

[68] *See* 17 C.F.R. § 240.12b-25(a). In determining the "appropriate sanction," the Commission considers a delinquent issuer's failure to file Forms 12b-25. *See Accredited Bus.*, 2015 WL 5172970, at *3 n.17. Universal Bioenergy filed only two Forms 12b-25 during its period of delinquency, regarding its Form 10-K for the year ended June 30, 2014 and Form 10-Q for the quarter ended September 30, 2014. Div. Exs. 2, 7.

[69] *See Accredited Bus.*, 2015 WL 5172970, at *3 ("That Accredited knew of its reporting obligations but failed to comply with them is evidence of a high degree of culpability."); *Absolute Potential,* 2014 WL 1338256, at *4 (noting an issuer's failures over a period of years to file periodic reports or Forms 12b-25).

[70] *See* Am. Ans. ¶¶ II.2.i, .ii; Div. Ex. 2.

In its answer, Universal Bioenergy stated it would be in full compliance by the end of the summer of 2018.[71] But during the prehearing conference in October 2018, Ali conceded that Universal Bioenergy has not yet remedied its periodic filing deficiencies.[72] The Commission's EDGAR database confirms that the company has not filed any of the tardy periodic reports or even filed a single Form 8-K to disclose Guest's departure.[73] Despite setting a compliance goal, Universal Bioenergy never remedied its deficient reporting.

5. There is no evidence that Universal Bioenergy has taken any steps to ensure its future compliance with its reporting obligations. In its answer Universal Bioenergy blames "former management" for its failure to meet its reporting requirements and claims "new management" is dealing with the problem.[74] But Ali, the current acting CEO, was previously the senior vice president and a director. The implication that the situation will improve because there have been changes at the top is, at best, misleading. And Universal Bioenergy has not bothered to oppose the Division's dispositive motion. Its failure to oppose, the long period of delinquency, and its financial condition, all suggest that it will not be able to achieve and maintain compliance in the future.

B. No other factors weigh in Universal Bioenergy's favor.

In its answer, the company stated that it "expects that it will be current and in compliance with its SEC reporting responsibilities before the" end of summer 2018.[75] Given that Universal Bioenergy both failed to meet this goal

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[71]   Am. Ans. ¶ II.2(f)–(j).

[72]   When I asked Ali whether Universal Bioenergy's deficiencies had been remedied, he said:

> What we have done is we advised the auditors, the accountant people. All of the previous accounting records and everything of that nature has been addressed according to GAAP and proper procedures and is ready to be filed.

Prehr'g Tr. 14. I then asked whether anything had been filed and he confirmed that Universal Bioenergy's outstanding reports have not been filed. *Id.*

[73]   *See* Div. Ex. 2.

[74]   Am. Ans. ¶ II.2(a)–(l).

[75]   *Id.* ¶ II.2(g).

and failed to file an opposition to the Division's motion for summary disposition, it is evident that Universal Bioenergy has either lost interest in the outcome of this proceeding, or is unable to make the required filings. Neither possibility weighs in favor of any outcome but revocation.

Finally, although Universal Bioenergy failed to oppose the Division's motion, it argued in its answer that revocation is not warranted because revocation "is not in the best interest of [its] shareholders," apparently because revocation "could destroy shareholder value."[76]

Universal Bioenergy is not the first respondent in a proceeding under Section 12(j) to claim that revocation will harm current shareholders.[77] Like previous respondents, Universal Bioenergy ignores the fact that current shareholders are being "harmed by the continuing lack of current, reliable, and audited financial information" which prevents them from making "informed investment decision[s]," such as whether to sell the company's stock.[78] Moreover, possible harm to existing shareholders is not a "determining factor in [the Commission's] analysis" because focusing on existing shareholders ignores prospective shareholders who, due to Universal Bioenergy's failure to file periodic reports, cannot evaluate it.[79]

For the reasons described above, I find that Universal Bioenergy has not made a "strongly compelling showing . . . [that] would justify a lesser sanction than revocation."[80] It is therefore necessary and appropriate for the protection of investors to revoke the registration of each class of Universal Bioenergy's registered securities.

Order

The Division's motion for summary disposition is GRANTED and, under Section 12(j) of the Securities Exchange Act of 1934, the registration of each

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[76]   *Id.* ¶ II.2(l).

[77]   *See, e.g., Impax Labs.*, 2008 WL 2167956, at *10; *Am.'s Sports Voice*, 2007 WL 858747, at *4

[78]   *Impax Labs.*, 2008 WL 2167956, at *10.

[79]   *Am.'s Sports Voice*, 2007 WL 858747, at *4.

[80]   *Impax Labs.*, 2008 WL 2167956, at *8.

class of registered securities of Universal Bioenergy, Inc., is hereby REVOKED.[81]

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360.[82] Under that Rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule 111.[83] If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

———————————————————
James E. Grimes
Administrative Law Judge

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[81]   This order applies to all classes of Universal Bioenergy's securities registered under Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this initial decision.

[82]   17 C.F.R. § 201.360

[83]   17 C.F.R. § 201.111